

September 24, 2010

Via Facsimile (800) 836-0714 and U.S. Mail

M. Richard Cutler
Cutler Law Group, P.C.
3355 West Alabama
Suite 1150
Houston, TX 77098

> **RE: Clean Diesel Technologies, Inc.**
> **Preliminary Proxy Statement filed by The Committee to Restore Stockholder**
>   **Value and Integrity for Clean Diesel**
> **Filed September 17, 2010**
> **File No. 001-33710**

Dear Mr. Cutler:

We have reviewed your filings and have the following comments.

Preliminary Proxy Statement

General

1.   Please provide the information required by Item 5(b) of Schedule 14A with respect to all of your participants. In this respect, we note that Ann Ruple is a member of the Committee but there is no disclosure relating to Ms. Ruple in your proxy statement.

2.   Please provide the information required by Items 6(d) and 21 of Schedule 14A.

Cover page

3.   Please revise the cover page of your proxy statement and the form of proxy to clearly identify it as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

4.   We note that your form of proxy card lists a proposal for the removal of all of the company's directors. Please revise the cover letter reference to your recommendation to remove the directors to indicate that you are presenting a proposal to do so, as the company's bylaws appear to require. Also, revise the proxy statement to include such proposal and all of the related required information.

Reasons for the Solicitation, page 4

5.   Please revise this section to provide a background discussion of any communications between members of the Committee and the company. Please ensure that the discussion includes the process followed to call the special meeting, including a description of your request to the company to call the special meeting.

6.   Refer to our prior comment 2 in the letter dated September 13, 2010. We reissue prior comment 2 with respect to the following disclosure that appears in your proxy statement:

- We do not believe you have a reasonable basis for your assertion that "[m]anagement has neglected to pursue leads and close sales in promising new markets, and instead focusing 100% effort on selling off the company." The materials you provided show that the company's CEO declined to pursue one sales lead and stated in correspondence that the company was then focused "on a number of extremely important issues" (emphasis added). Thus, confirm that you will not use the referenced statement in your proxy disclosure.
- You have not provided support for stating that the company's board of directors ignored their "fiduciary duty to stockholders" in having a single member audit committee. Thus, confirm that you will not use the referenced statement in your proxy disclosure.

7.   Please provide us supplemental support for your calculation of the effective cost of Clean Diesel shares to CSI's convertible note holders appearing in the highlighted language at the bottom of page 10 and top of page 11.

The Committee's Plan for Clean Diesel, page 14

8.   Refer to the last bullet point of prior comment 2 in our September 13 comment letter. Revise your disclosure in the first full paragraph of page 15 to state that there has been no appraisal of the referenced IP assets.

Nominees for Election as Directors, page 16

9.   Please disclose whether your nominees have consented to be named in the proxy statement.

10.   We note that the Committee reserves the right to vote for unidentified substitute nominees. Advise us, with a view toward revised disclosure, whether the participants are required to identify or nominate such substitute nominees in order to comply with any applicable company advance notice bylaw. In addition, please confirm for us that should the participants lawfully identify or nominate substitute nominees before the meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Additional Information Concerning Clean Diesel Technologies, Inc., page 18

11. You refer security holders to information that you are required to provide that will be contained in the company's other filings. We presume that you are relying upon Rule 14a-5(c) to refer to this information. If so, please note that we believe that use of the Rule is predicated on the subject disclosure being included in other proxy soliciting materials, not in filings other than soliciting materials furnished to each person solicited in connection with the special meeting, and that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. Alternatively, if you disseminate your proxy statement before distribution of the company's proxy statement, you must provide the omitted information to security holders in your own proxy statement. Please confirm your understanding in your response letter.

Form of Proxy Card

12. Please revise proposal 2 in the proxy card to comply with Rule 14a-4(b)(2).

Closing Information

Please direct any questions to me at (202) 551-3619.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions